UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 5)

                 INTERLINE RESOURCES CORPORATION
                 -------------------------------
                        (Name of Issuer)

                  Common Stock, $.005 par value
                  -----------------------------
                 (Title of Class of Securities)

                            458744109
                            ---------
                         (CUSIP Number)

                        Maurice D. Sabbah
                        Fortress Re, Inc.
                    262 East Morehead Street
                Burlington, North Carolina  27216
                         (910) 226-1144
                     ----------------------
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                          May 15, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ].

CUSIP No.  458744109     13D


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Maurice D. Sabbah
- -----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                         (b) [  ]
- -----------------------------------------------------------------

3    SEC USE ONLY
- -----------------------------------------------------------------
4    SOURCE OF FUNDS*
          PF
- -----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED
     PURSUANT TO ITEMS 2(a) OR 2(b)                          [  ]
- -----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
- -----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7    SOLE VOTING POWER
        2,370,416
- -----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
8    SHARED VOTING POWER
- -----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
9    SOLE DISPOSITIVE POWER
        2,370,416
- -----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
10   SHARED DISPOSITIVE POWER
- -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
- -----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                   [X]
        (see Item 5)
- -----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        16.61%
- -----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
        IN

          This Amendment No. 5 amends and supplements the statement on Schedule 13D filed by Maurice D. Sabbah and dated June 17, 1994, as amended (the "Schedule 13D") with respect to Common Stock, par value $.005 per share (the "Shares"), of Interline Resources Corporation, a Utah corporation (the "Company").

          Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Schedule
13D.

          Item 3 of the Schedule 13D is hereby amended to add the following information:

Item 3.  Source and Amount of Funds or Other Consideration.
- -------  --------------------------------------------------

          The amounts to be loaned to the Company pursuant to the May Note Purchase Agreement (as defined in Item 4) will be obtained from personal funds of the Filing Person.

          Item 4 of the Schedule 13D is hereby amended to add the following information:

Item 4.  Purpose of the Transaction.
- -------  ---------------------------

          Pursuant to a Note and Warrant Purchase Agreement dated as of May 15, 1996 between the Company and the Filing Person (the "May Note Purchase Agreement"), the Filing Person has agreed to lend up to $2,500,000 of his personal funds to the Company. The Company's indebtedness to the Filing Person is evidenced by a 9-1/4% Senior Secured Note due January 15, 1998 (the "May Secured Note") held by the Filing Person. The Filing Person will have the right (but not the obligation) to convert all or a portion of the unpaid principal amount of the May Secured Note at any time after (i) August 15, 1996 and prior to December 31, 1996 or (ii) the occurrence of an event of default under the May Note Purchase Agreement into newly issued Shares at a price equal to the lesser of (a) $3.12 per Share or (b) 80% of the average closing price of the Shares for the five trading days preceding the Filing Person's election to convert all or a portion of the loan. The loans are secured by the stock of certain subsidiaries of the Company. A copy of the May Note Purchase Agreement (which includes, as an exhibit thereto, the form of May Secured Note) is attached as an exhibit hereto and the foregoing summary is qualified in its entirety by reference thereto.

          Pursuant to the May Note Purchase Agreement, the Company issued to the Filing Person a warrant (the "Warrant") to purchase an aggregate of 250,000 Shares at a purchase price of $3.90 per Share, at any time or from time to time until December 31, 1999. The per Share price is subject to customary anti-dilution adjustments.

          At the time the May Note Purchase Agreement was executed, the Company also entered into an agreement with the Filing Person pursuant to which the Company agreed to (i) change the size of its Board of Directors to five, (ii) to secure the resignations of two of the then members of the Board and (iii) to appoint the Filing Person and Freddy H. Robinson to the Board immediately and, within ninety days, to appoint to the Board another person designated by the Filing Person who is reasonably acceptable to the Company (collectively, the "Designees").

          In addition, the Filing Person entered into an agreement with Michael R. Williams, President of the Company, pursuant to which Mr. Williams agreed to vote all Shares he owns or has the power to vote in favor of the election of the Designees at any annual or special meeting of stockholders of the Company and not to vote or execute a written consent in favor of the removal of the Designees or to agree to a change in the size of the Company's Board of Directors. This agreement terminates upon the earlier of the termination of the May Note Purchase Agreement and August 1, 1999. (The Filing Person disclaims beneficial ownership of any Shares owned by Mr. Williams.)

          The Filing Person intends to assess continually the market for the Shares. Depending upon such continuing assessment and future developments, including, but not limited to, the Company's financial condition and results of operations, the Filing Person may determine, from time to time or at any time, to purchase additional Shares through open market or privately negotiated purchases or to sell or otherwise dispose of some or all of his Shares on the open market or in privately negotiated transactions (subject to the restrictions on sales of shares imposed by the Securities Act of 1933 and other relevant provisions of the securities laws). In making such determinations, the Filing Person will also consider other business opportunities available to him, general economic conditions and money and stock market conditions.

          Except as set forth above, the Filing Person has no present plans or proposals which relate to or would result in any of the events set forth in paragraphs (a) through (j) of this Item.

          Item 5 of the Schedule 13D is hereby amended to add the following information.

Item 5.  Interest in Securities of the Issuer.
- -------  -------------------------------------

          (a) The Filing Person currently beneficially owns an aggregate of 2,370,416 Shares (including the 67,750 Shares obtainable upon conversion of the Note and the 250,000 Shares obtainable upon exercise of the Warrant, but excluding an aggregate of 54,000 Shares owned by the Filing Person's wife, daughter and any Shares which might be obtained upon conversion of the Secured Note if it is not repaid by the Company on or before August 29, 1996, any Shares which might be obtained upon conversion of the May Secured Note, and any Shares owned by Michael
R. Williams which are subject to the Voting Agreement) which represent approximately 16.61% of the 14,268,802 Shares deemed to be then outstanding, as computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, for purposes of Schedule 13D and based upon the 13,951,052 Shares represented by the Company to be outstanding in the May Note Purchase Agreement. (As of June 15, 1996, the Filing Person will be deemed to beneficially own the at least 801,282 Shares obtainable upon conversion of the May Secured Note by reason of Rule 13d-3(d)(1)(i). At that time the Filing Person will beneficially own at least an aggregate of 3,171,698 Shares, which will represent approximately 21.05% of the 15,070,084 Shares deemed to be then outstanding, as computed in accordance with Rule 13d-3.)

          (b) The Filing Person has sole power to vote and to direct the vote, and sole power to dispose and direct the disposition of, all of his Shares and sole power to decide whether to convert the Note and the May Secured Note.

          (c)  Except  in connection with the May Note  Purchase
Agreement and related matters, no transactions in securities of the Company have been effected during the past sixty days.

          (d) No person other than the Filing Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his Shares.

          Item 7 of the Schedule 13D is hereby amended to add the following information:

Item 7.  Material to be Filed as Exhibits.
- -------  ---------------------------------

      Note and Warrant Purchase Agreement     Exhibit A
      dated as of May 15, 1996

                            SIGNATURE
                            ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             /s/Maurice D. Sabbah
                             ---------------------------
                             Maurice D. Sabbah





Date:  May 21, 1996

                                                        EXHIBIT A
                                                        ---------




      -----------------------------------------------------

                 INTERLINE RESOURCES CORPORATION

                               AND

                        MAURICE D. SABBAH
                  -----------------------------

                           $2,500,000

         9-1/4% Senior Secured Note Due January 15, 1998

                  -----------------------------


               NOTE AND WARRANT PURCHASE AGREEMENT

                    Dated as of May 15, 1996


      -----------------------------------------------------

     IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

                        TABLE OF CONTENTS

Article I Authorization and Issuance of Note and Warrant....  1
          SECTION 1.1  Authorization........................  1
          SECTION 1.2  Issuance and Sale of Note and Warrant  1
                       (a)  Sale of the Note and the Warrant  1
                       (b)  Closing Date; Delivery of Note,
                            Warrant, Amended and Restated
                            Pledge Agreement and Guaranty..   1
                       (c)  The Purchaser's Representation.   1
          SECTION 1.3  Old Notes...........................   2

Article II Representations and Warranties of Company.......   2
          SECTION 2.1  Organization........................   3
          SECTION 2.2  Authorization.......................   3
          SECTION 2.3  Capitalization......................   3
          SECTION 2.4  No Contravention....................   3
          SECTION 2.5  Litigation..........................   4
          SECTION 2.6  Financials..........................   4
          SECTION 2.7  Consents............................   4
          SECTION 2.8  Proceeds of Note....................   4
          SECTION 2.9  ERISA...............................   5
          SECTION 2.10 Income Tax Returns..................   5
          SECTION 2.11 Investment Company..................   5
          SECTION 2.12 Principal Executive Office..........   5
          SECTION 2.13 No Solicitation.....................   5
          SECTION 2.14 SEC Filings.........................   5
          SECTION 2.15 Obligations to Register.............   6
          SECTION 2.16 Compliance With Environmental Laws..   6
          SECTION 2.17 Disclosure..........................   6
          SECTION 2.18 Solvency............................   6

Article III The Loans and the Note.........................   6
          SECTION 3.1  Commitment to Make the Loans........   6
          SECTION 3.2  Method of Borrowing.................   7
          SECTION 3.3  Use of Proceeds.....................   7
          SECTION 3.4  Note................................   7
          SECTION 3.5  Conditions to Loans.................   8
          SECTION 3.6  Payment.............................   8
          SECTION 3.7  Limitation On Interest..............   8
          SECTION 3.8  Optional Prepayment.................   8
          SECTION 3.9  Mandatory Prepayment................   9

Article IV Affirmative Covenants of Company................   9
          SECTION 4.1  Preservation of Franchises and
                          Existence........................   9
          SECTION 4.2  Payment of Taxes and Other Charges..   9

          SECTION 4.3  Commission and Stock Exchange Filings  9
          SECTION 4.4  Notice of Certain Events............  10
          SECTION 4.5  Compliance With Laws................  10
          SECTION 4.6  Securities Act Registration
                          Statements.......................  10
          SECTION 4.7  Use of Proceeds of New Financings...  10

Article V  Negative Covenants..............................  11
          SECTION 5.1  Authorized Shares...................  11
          SECTION 5.2  Indebtedness........................  11
          SECTION 5.3  Liens...............................  11
          SECTION 5.4  Dividend Payments...................  11
          SECTION 5.5  Transactions With Affiliates........  11
          SECTION 5.6  Limitations on Capital Expenditures   11
          SECTION 5.7  No Mergers, Etc.....................  12
          SECTION 5.8  Liabilities.........................  12
          SECTION 5.9  Representations and Warranties......  12
          SECTION 5.10 Employment Arrangements.............  12
          SECTION 5.11 Negotiations and Agreements.........  12

Article VI Events of Default and Remedies..................  12
          SECTION 6.1 Events Of Default....................  12
                      (a)  Nonpayment of the Note..........  12
                      (b)  Nonpayment of Old Notes.........  12
                      (c)  Negative Covenants..............  13
                      (d)  Other Covenants.................  13
                      (e)  Misrepresentations..............  13
                      (f)  Voluntary Bankruptcy and
                             Insolvency Proceedings........  13
                      (g)  Adjudication of Bankruptcy......  13
                      (h)  Breach of Stock Purchase
                             Agreement.....................  13
                      (i)  Breach of Amended and Restated
                             Pledge Agreement..............  13
                      (j)  Breach of Old Note Purchase
                             Agreements....................  14
                      (k)  Sale of New Re-Refining Units...  14
          SECTION 6.2 Acceleration Of Maturity.............  14
          SECTION 6.3 Other Remedies.......................  14
          SECTION 6.4 Conduct No Waiver, Collection
                         Expenses..........................  14
          SECTION 6.5 Remedies Cumulative..................  15
          SECTION 6.6 Cooperation By The Company...........  15

Article VII Conversion Right...............................  15
          SECTION 7.1 Conversion Privilege.................  15
          SECTION 7.2 Manner of Conversion.................  15
                      (a)  Conversion of Note..............  15
                      (b)  Accrued Interest................  16
          SECTION 7.3 Delivery of Stock Certificates.......  16
          SECTION 7.4 Covenant to Reserve Shares for
                         Conversion........................  16

          SECTION 7.5 Compliance with Governmental
                         Requirements......................  16
          SECTION 7.6 Special Agreements of the Company....  16
          SECTION 7.7 Notifications by the Company.........  16
          SECTION 7.8 No Dilution..........................  17

Article VIII Registration and Transfer of Restricted Shares  18
          SECTION 8.1 Registration on Request..............  18
                      (a)  Request by the Purchaser........  18
                      (b)  Registration Statement Form.....  18
                      (c)  Expenses........................  18
                      (d)  Effective Registration Statement  18
                      (e)  Selection of Underwriters.......  19
          SECTION 8.2 Incidental Registration..............  19
                      (a)  Right to Include Restricted
                             Shares........................  19
                      (b)  Priority in Incidental
                             Registrations.................  19
                      (c)  Expenses........................  19
          SECTION 8.3 Registration Procedures..............  20
          SECTION 8.4 Indemnification......................  22
                      (a)  Indemnification by the Company..  22
                      (b)  Indemnification by the Purchaser  23
                      (c)  Notices of Claims...............  23
                      (d)  Other Indemnification...........  23
                      (e)  Rule 144........................  24
                      (f)  Holdback Agreement..............  24

Article IX Miscellaneous...................................  24
          SECTION 9.1 Amendments and Waivers...............  24
          SECTION 9.2 Integration..........................  25
          SECTION 9.3 Successors and Assigns...............  25
          SECTION 9.4 Reliance On and Survival Of Various
                         Provisions........................  25
          SECTION 9.5 Notices and Other Communications.....  25
          SECTION 9.6 Governing Law........................  25
          SECTION 9.7 Table of Contents and Headings.......  25
          SECTION 9.8 Counterparts.........................  25
          SECTION 9.9 Expenses.............................  26

Article X  Definitions.....................................  26

EXHIBITS

EXHIBIT A      Form of 9-1/4% Senior Secured Note
EXHIBIT B      Form of Warrant
EXHIBIT C      Form of Amended and Restated Pledge Agreement
EXHIBIT D      Form of Guaranty
EXHIBIT E      Form of Borrowing Request
EXHIBIT F      Form of Borrowing Compliance Certificate

               NOTE AND WARRANT PURCHASE AGREEMENT


     NOTE AND WARRANT PURCHASE AGREEMENT, dated as of May 15, 1996 (this "Agreement"), between INTERLINE RESOURCES CORPORATION, a Utah corporation (the "Company"), INTERLINE ENERGY SERVICES, INC. and MAURICE D. SABBAH, an individual residing in the State of North Carolina (the "Purchaser").

     The Company and the Purchaser agree as follows:


                            ARTICLE I

         AUTHORIZATION AND ISSUANCE OF NOTE AND WARRANT

     SECTION 1.1 AUTHORIZATION. The Company has duly authorized the issuance of (i) a 9-1/4% Senior Secured Note due January 15, 1998 in the aggregate principal amount of $2,500,000 (the "Note") and (ii) a warrant (the "Warrant") to purchase up to 250,000 shares of Common Stock at an initial exercise price of $3.90 per share. The Note and the Warrant shall be substantially in the form of Exhibit A and Exhibit B hereto, respectively.

     SECTION 1.2 ISSUANCE AND SALE OF NOTE AND WARRANT. (a) Sale of the Note and the Warrant. Subject to the terms hereof, the Company agrees to sell, and the Purchaser agrees to purchase, on the Closing Date, the Note and the Warrant at a price equal to 100% of the principal amount of the Note, payable in immediately available funds in accordance with Section 3.2.

          (b) Closing Date; Delivery of Note, Warrant, Amended and Restated Pledge Agreement and Guaranty. The date for the purchase and sale of the Note and the Warrant hereunder shall be May 15, 1996 (the "Closing Date"). Purchase and sale of the Note shall occur on the Closing Date, at such place as the parties hereto may designate. On the Closing Date, the Company will deliver or cause to be delivered to the Purchaser, against payment of the purchase price therefor, (i) the Note, duly executed by the Company and dated the Closing Date, (ii) the Warrant, duly executed by the Company and dated the Closing Date,
(iii) a duly executed Amended and Restated Pledge Agreement in the form of Exhibit C hereto (the "Amended and Restated Pledge Agreement"), (iv) a duly executed guaranty in the Form of Exhibit D hereto (the "Guaranty") and (v) all other documents and instruments required to be delivered hereunder or under the documents referred to in clauses (i) through (iv) above.

          (c) The Purchaser's Representation. The Purchaser represents to the Company that he is acquiring each of the Note and the Warrant (and the Common Stock issuable upon exercise of the Warrant) for his own account for investment and not with a view to any public distribution thereof and will not sell or offer to sell the Note or the Warrant (or the Common Stock issuable upon exercise of the Warrant) in violation of any of the registration requirements of the Securities Act. The Purchaser hereby consents to the imposition of legends substantially similar to the following on the Note and the Warrant, respectively, and the Purchaser agrees to abide by the restrictions contained therein:

          "NEITHER THE DEBT REPRESENTED BY THIS NOTE,
          NOR THE SHARES INTO WHICH THIS NOTE MAY BE
          CONVERTED, HAVE BEEN REGISTERED UNDER THE
          SECURITIES ACT OF 1933, AS AMENDED OR
          APPLICABLE STATE SECURITIES LAWS, AND
          ACCORDINGLY, MAY NOT BE SOLD, TRANSFERRED,
          PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED
          OF IN THE ABSENCE OF REGISTRATION UNDER SUCH
          ACT AND SUCH LAWS OR PURSUANT TO AN EXEMPTION
          THEREFROM."

          "NEITHER THE SECURITIES REPRESENTED BY THIS
          WARRANT, NOR THE SHARES ISSUABLE UPON
          EXERCISE OF THIS WARRANT, HAVE BEEN
          REGISTERED UNDER THE SECURITIES ACT OF 1933,
          AS AMENDED OR APPLICABLE STATE SECURITIES
          LAWS, AND ACCORDINGLY, MAY NOT BE SOLD,
          TRANSFERRED, PLEDGED, HYPOTHECATED OR
          OTHERWISE DISPOSED OF IN THE ABSENCE OF
          REGISTRATION UNDER SUCH ACT AND SUCH LAWS OR
          PURSUANT TO AN EXEMPTION THEREFROM."

     SECTION 1.3 OLD NOTES. As an inducement to, and as further consideration for, the Purchaser purchasing the Note, each of the Company and Interline Energy Services, Inc., a Wyoming corporation ("IES"), agrees to further secure and collateralize (i) the full outstanding principal amount and unpaid interest on the $250,000 10% Senior Convertible Note (the "1994 Note") purchased by the Purchaser pursuant to a Note Purchase Agreement dated as of June 30, 1994, as amended, (the "1994 Note Purchase Agreement"), (ii) the full outstanding principal amount and any unpaid interest on the $1,500,000 6% Senior Secured Note (the "1996 Note" and, together with the 1994 Note, the "Old Notes") purchased by the Purchaser pursuant to a Note Purchase Agreement dated as of February 29, 1996, as amended, (the "1996 Note Purchase Agreement" and, together with the 1994 Note Purchase Agreement, the "Old Note Purchase Agreements") and (iii) the other obligations of the Company under the Note Purchase Agreements and the Old Note Purchase Agreements in each case as set forth in the Amended and Restated Pledge Agreement. The Purchaser and the Company hereby agree that the terms and conditions of the Old Notes shall remain unmodified.


                           ARTICLE II

            REPRESENTATIONS AND WARRANTIES OF COMPANY

     The Company hereby represents and warrants as follows:

     SECTION 2.1 ORGANIZATION. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Utah, is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction where the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to so qualify would not have a material adverse effect on its properties, business or condition (financial or otherwise), and has the corporate power and authority and all necessary licenses and permits to carry on its present business as now conducted, except where the failure to have any such licenses and permits would not have a material adverse effect on its properties, business or condition (financial or otherwise), and to enter into and perform its obligations under this Agreement, the Note, the Warrant and the Amended and Restated Pledge Agreement.

     SECTION 2.2 AUTHORIZATION. The Agreement, the Note, the Warrant and the Amended and Restated Pledge Agreement have each been duly authorized, executed and delivered by the Company and IES (in respect of this Agreement), and each of them constitutes a legal, valid and binding obligation of the Company, enforceable against the Company and IES (in respect of this Agreement) in accordance with its terms.

     SECTION 2.3 CAPITALIZATION. The authorized capital stock of the Company consists solely of 100,000,000 shares of Common Stock, $.005 par value, of which 13,951,052 shares are outstanding, excluding the Conversion Shares, the Warrant Shares and the shares of Common Stock issuable upon conversion of the Old Notes, all of which outstanding shares have been duly authorized and validly issued by the Company and are fully paid, nonassessable and free of preemptive rights. No shares of Common Stock are held on the date hereof in the treasury of the Company. The issuance and sale of all such shares have been in full compliance with all applicable federal and state securities laws. Other than the Note, the Warrant and the Old Notes held by the Purchaser and as set forth in Schedule 2.3, there are no subscriptions, options, warrants or calls relating to the issuance by the Company of any shares of its Common Stock, including any right of conversion or exchange under any outstanding security or other instrument. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of Common Stock or any security convertible into or exchangeable for any Common Stock. The Common Stock is vested with all the voting rights in the Company. The Conversion Shares and the Warrant Shares have been duly authorized and reserved for issuance. When issued, the Conversion Shares and the Warrant Shares will be fully paid and nonassessable and free from preemptive rights.

     SECTION 2.4 NO CONTRAVENTION. The execution, delivery and performance by the Company of this Agreement, the Note, the Warrant and the Amended and Restated Pledge Agreement and compliance by the Company with all of the provisions hereof and thereof do not and will not contravene any law or any order of any court or governmental authority or agency applicable to or binding on the Company or any of its properties, or contravene the provisions of, or constitute a default (or event of default) with or without the passage of time, by the Company under, or result in the creation of any Lien upon the property of the Company under its Certificate of Incorporation or by-laws or any material indenture, mortgage, contract or other agreement or instrument to which the Company is a party, or by which the Company or any of its property is bound or affected.

     SECTION 2.5 LITIGATION. Except as disclosed in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, there are no proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in any court or before any governmental authority or arbitration board or tribunal which, if adversely determined, would reasonably be likely to have a material adverse effect on the properties, business, profits or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or impair the ability of the Company to perform its obligations under this Agreement, the Note, the Warrant and the Amended and Restated Pledge Agreement. The Company is not in default with respect to any order of any court or governmental authority or arbitration board or tribunal.

     SECTION 2.6 FINANCIALS. The Company has provided to the Purchaser the audited consolidated balance sheets and consolidated statements of income and retained earnings and cash flows of the Company and its Subsidiaries, for the fiscal years ended December 31, 1992, 1993, 1994 and 1995 (collectively, the "Financial Reports"). The Financial Reports were prepared in conformity with generally accepted accounting principles, and fairly present the consolidated financial position of the Company and its Subsidiaries as of such date and the results of their consolidated operations for the period then ended. The Company has also provided to the Purchaser a preliminary draft of the unaudited consolidated balance sheets, and consolidated statement of operations of the Company and its Subsidiaries, for the fiscal quarter ended March 31, 1996 (the "Quarterly Report"). The Quarterly Report was prepared in accordance with generally accepted accounting principles, and fairly presents the consolidated financial position of the Company and its Subsidiaries as of such date and the results of their consolidated operations for the period then ended. Since March 31, 1996, there has been no material adverse change in such financial condition or operations other than the conditions relating to cash flow which have made the sale of the Note and the Warrant necessary.

     SECTION 2.7 CONSENTS. Neither the nature of the Company or its businesses or properties, nor any relationship between the Company and any other Person, nor any circumstances in connection with the execution, delivery and performance of this Agreement, the Note, the Warrant or the Amended and Restated Pledge Agreement is such as to require a consent, approval or authorization of any Person or governmental authority, or filing, registration or qualification with, any governmental authority on the part of the Company in connection with the execution, delivery and performance of this Agreement, the Note, the Warrant and the Amended and Restated Pledge Agreement.

     SECTION 2.8 PROCEEDS OF NOTE. The proceeds from the sale of the Note will be used for repayment of indebtedness of the Company and its Subsidiaries in accordance with Section 3.3 hereof. None of the transactions contemplated by this Agreement or the Note will result in a violation of Section 7 of the Securities Exchange Act of 1934, or any regulations issued pursuant thereto, including without limitation, Regulations G, T and X of the Board of Governors of the Federal Reserve System, 12 C.F.R., Chapter 11. None of the proceeds from the sale of the Note will be used to purchase or carry (or refinance any borrowing the proceeds of which were used to purchase or carry) any "security" within the meaning of such Act.

     SECTION 2.9 ERISA. The execution and delivery by the Company of this Agreement, the Note, the Warrant and the Amended and Restated Pledge Agreement and the issuance and sale on the Closing Date of the Note and the Warrant will not involve any transaction which is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code.

     SECTION 2.10   INCOME TAX RETURNS.  Except as set forth on
Schedule 2.10, the Company has timely filed all United States Federal income tax returns and all other material tax returns which are required to be filed by it and has paid all taxes due pursuant to such returns or pursuant to any assessment made against the Company or any of its assets, and all other taxes, fees or other charges imposed on the Company by any governmental authority (other than taxes, fees or other charges the payment of which is being contested in good faith by the Company) and no tax liens have been filed and no claims are being asserted with respect to any such taxes, fees or other charges which could reasonably be expected to have a materially adverse effect on its ability to perform its obligations under this Agreement, the Note, the Warrant and the Amended and Restated Pledge Agreement.

     SECTION 2.11 INVESTMENT COMPANY. Neither the Company nor any of its Affiliates is an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, or an "investment adviser" within the meaning of the Investment Company Act of 1940.

     SECTION 2.12 PRINCIPAL EXECUTIVE OFFICE. The principal executive office and place of business of the Company is located at 160 West Canyon Crest Drive, Alpine, Utah 84004. The Company is engaged in the oil and gas industry, including natural gas gathering, natural gas processing and oil well production and various research and development projects involving the re-refining of oil.

     SECTION 2.13 NO SOLICITATION. Neither the Company nor anyone acting on behalf of the Company will offer the Note, the Warrant, the Guaranty or any part thereof or any similar security for issue or sale to any prospective purchaser, or solicit any offer to acquire any Note, any Warrant, any Guaranty or any part thereof so as to bring the issuance and sale of the Note, the Warrant or the Guaranty within the provisions of Section 5 of the Securities Act.

     SECTION 2.14 SEC FILINGS. The Company has filed all forms, reports, and documents required to be filed with the Commission since December 31, 1992, and has heretofore made available to the Purchaser, in the form filed with the Commission, (i) its Annual Report on Form 10-KSB for the fiscal years ended December 31, 1992, 1993, 1994 and 1995, (ii) its Quarterly Report on Form 10-QSB for the periods ended March 31, 1995, June 30, 1995 and September 30, 1995, (iii) all proxy statements relating to the Company's meeting of stockholders (whether annual or special) held since January 1, 1992, and (iv) all other reports or registration statements (other than Reports on Form 10-Q not referred to in clause (ii) above) filed by the Company with the Commission since December 31, 1992 (collectively, the "SEC Reports"). The SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act, or the Exchange Act, as the case may be, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 2.15 OBLIGATIONS TO REGISTER. The Company has not agreed to register any securities under the Securities Act, other than (i) pursuant to Article X of this Agreement or otherwise in respect of securities held by the Purchaser or (ii) pursuant to an agreement with any person who is a stockholder of the Company on the date hereof (and no stockholder has registration rights on terms more favorable to such stockholder than the rights of the Purchaser pursuant to Article X of this Agreement).

     SECTION 2.16 COMPLIANCE WITH ENVIRONMENTAL LAWS. The Company and its Subsidiaries are in compliance with all applicable statutes, rules, regulations and orders of all governmental authorities relating to environmental protection and pollution control, with respect to the conduct of their respective businesses and the ownership of their respective properties, except where such failure to comply will not individually or in the aggregate have a material adverse effect on the condition, financial or otherwise, of the Company and its Subsidiaries on a consolidated basis.

     SECTION 2.17 DISCLOSURE. This Agreement, the Note, the Warrant, the Amended and Restated Pledge Agreement, the Guaranty and all other documents, certificates, instruments, reports and statements furnished to the Purchaser by or on behalf of the Company in connection with the transactions contemplated hereby and thereby, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein and therein not misleading. There is no fact known to the Company which is having a material adverse effect, or which is reasonably likely to have a material adverse effect during the twelve month period commencing on the date hereof, on the business, properties, operations or condition, financial or otherwise, of the Company and its Subsidiaries on a consolidated basis, which has not been set forth in this Agreement, the Note, the Warrant, the Amended and Restated Pledge Agreement, the Guaranty or in the other documents, instruments, certificates and statements previously furnished in writing to the Purchaser by or on behalf of the Company in connection with the transactions contemplated hereby.

     SECTION 2.18 SOLVENCY. As of the Closing Date, and after taking into account the sale of the Note and the Warrant, the Company and its Subsidiaries, taken as a whole, are Solvent.


                           ARTICLE III

                     THE LOANS AND THE NOTE

     SECTION 3.1 COMMITMENT TO MAKE THE LOANS. Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser agrees to make one or more loans (the "Loans") to the Company during the period from the date hereof until the 75th day hereafter, 1996 (the "Commitment Period") in the aggregate maximum principal amount of $2,500,000 (the "Commitment"). Each Loan shall be in the aggregate amount of not less than $500,000. The

Commitment is not revolving in nature, and amounts borrowed under this Section 3.1 and repaid or prepaid may not be reborrowed.

     SECTION 3.2 METHOD OF BORROWING. The Company shall give the Purchaser notice in substantially the form attached hereto as Exhibit E (the "Borrowing Request") not later than 11:00 A.M. (Eastern Time) on the day which is at least five business days before the date of a proposed borrowing hereunder specifying the date on which it proposes to borrow (which shall be a business day) accompanied by the Borrowing Compliance Certificate (as defined in Section 3.3), including all attachments thereto, evidencing satisfaction of the conditions to the making of such Loan set forth in Section 3.5. The Purchaser shall (unless any applicable condition specified in this Agreement has not been satisfied) make the amount of the requested Loan available, in federal or other immediately available funds not later than 2:00 P.M. (Eastern Time) on the date so specified to the Designated Account.

     SECTION 3.3 USE OF PROCEEDS. The proceeds of each Loan shall be used exclusively for the repayment of Indebtedness of the Company or its Subsidiaries evidenced by the invoices or other documentation evidencing Indebtedness of the Company or any of its Subsidiaries (the "Invoices") accompanying the borrowing certificate relating to such Loan, which shall be in substantially the form of Exhibit F hereto (the "Borrowing Compliance Certificate"). In furtherance of the foregoing, prior to the Closing the Purchaser shall open an account with a bank selected by the Purchaser (the "Designated Account") and shall cause each of the Purchaser, Freddy H. Robinson and Charles Edelman (each a "Purchaser Signatory") to become authorized signatories with respect to the Designated Account. From the Closing Date until the date that the amount of Loans made hereunder equals the Commitment Amount (the "Disbursement Period"), all Invoices shall be paid by means of a Company check which has been signed by a Purchaser Signatory and delivered by or at the direction of the Purchaser.

     SECTION 3.4 NOTE. All Loans made by the Purchaser pursuant to this Agreement shall be evidenced by the Note. On or prior to the date of the initial Loan, the Company shall deliver to the Purchaser the Note, payable with interest to the order of the Purchaser in the amount of the Commitment or such lesser amount as may be advanced thereunder and remains unpaid. The Purchaser shall, and is hereby authorized by the Company to, date the schedule attached to the Note the date of any Loan and insert the principal amount and endorse on such schedule an appropriate notation evidencing interest accrued and added to the outstanding principal balance and the date and amount of each repayment and any other information provided for on such schedule; provided, however, that the failure of the Purchaser to insert any such date or amount or set forth repayments and other information on such schedule shall not in any manner affect the obligation of the Company to repay the related loan in accordance with the terms of the Note and this Agreement. The Note shall mature on January 15, 1998.

     SECTION 3.5    CONDITIONS TO LOANS.  The obligation of the
Purchaser to make each Loan is subject to the satisfaction, on the date of each Loan, of the following conditions:

          (i)  receipt by the Purchaser of a duly executed
Borrowing Request;

          (ii) receipt by the Purchaser of a duly executed
Borrowing Compliance Certificate (including attachments) dated the date of the Loan;

          (iii) the fact that no Default has occurred and is continuing or would result from such Loan;

          (iv) the fact that the amount of the Loan does not exceed the amount of Invoices then currently due and payable and accompanying the Borrowing Compliance Certificate;

          (v) the fact that the amount of such Loan does not, together with all other Loans hereunder, exceed the Commitment;

          (vi) the fact that the Company and its Subsidiaries, taken as a whole, are Solvent; and

          (vii) receipt by the Purchaser of Company checks drawn on the designated account and payable in respect of each Invoice, duly executed by a Company Signatory.

Upon the making of each Loan, the Company shall be deemed to have remade as of such date each of the representations and warranties set forth in Article II hereof.

     All documents and opinions referred to in this Article III shall be in form and substance satisfactory to the Purchaser and its counsel.

     SECTION 3.6 PAYMENT. The principal of and interest on the Note shall be payable to the Purchaser c/o Fortress Re, Inc., 262 East Morehead Street, in Burlington, North Carolina 27215, in lawful money of the United States of America, against presentment of the Note.

     SECTION 3.7 LIMITATION ON INTEREST. No provision of this Agreement or of the Note shall require the payment or permit the collection of interest in excess of the maximum which is permitted by law. If any such excess interest is provided for herein or in the Note, or shall be adjudicated to be so provided for, then the Company shall not be obligated to pay such interest in excess of the maximum permitted by law, and the right to demand payment of any such excess interest is hereby waived, any other provisions in this Agreement or in the Note to the contrary notwithstanding.

     SECTION 3.8 OPTIONAL PREPAYMENT. The principal amount of the Note outstanding from time to time shall be subject to prepayment, at the option of the Company, in full but not in part, without premium. Any prepayment shall be made together with accrued and unpaid interest thereon to the prepayment date. Notwithstanding the foregoing, at any time prior to December 31, 1996 or after the earlier of an Event of Default or January 15, 1998, the right of the Company to prepay or pay the Note, as the case may be, shall be conditioned upon its giving written notice to the Purchaser of prepayment or payment at least five business days prior to the date upon which prepayment or payment may be made and the Purchaser shall have the right to convert the Note in accordance with Article VII during the period after notice is given and prior to payment.

     SECTION 3.9 MANDATORY PREPAYMENT. All proceeds received by the Company in respect of the sale of any capitalized asset of the Company or any of its Subsidiaries (net of selling costs and the amount of any indebtedness required to be repaid upon the sale of such asset under the current terms of indebtedness relating to such asset), within five business days of the receipt of such proceeds, shall be applied first to the repayment of the outstanding principal of, accrued interest on and any other amounts payable in respect of the Old Notes or the Old Note Purchase Agreements and, after the repayment in full of such obligations, shall be applied to the repayment of the outstanding principal of, accrued interest on and any other amounts payable in respect of the Note or this Agreement. Notwithstanding the foregoing, if at any time prior to December 31, 1996 or after the earlier of an Event of Default or January 15, 1998 the Company shall be required to make a mandatory prepayment hereunder, the Company shall provide written notice to the Purchaser at least five business days prior to the date upon which such mandatory prepayment may be made and the Purchaser shall have the right to convert the Note (or any Old Note) in accordance with Article VII (or the applicable provisions of the Old Note Agreements, as the case may be) during the period after notice is given and prior to payment.


                           ARTICLE IV

                AFFIRMATIVE COVENANTS OF COMPANY

     The Company covenants and agrees that, from the date hereof until the Note has been paid in full:

     SECTION 4.1 PRESERVATION OF FRANCHISES AND EXISTENCE. Except as otherwise permitted by this Agreement, the Company will
(i) maintain its corporate existence, rights and franchises in full force and effect, and (ii) cause each of its Subsidiaries to maintain its corporate existence, rights and franchises in full force and effect.

     SECTION 4.2 PAYMENT OF TAXES AND OTHER CHARGES. The Company will pay, and will cause each of its Subsidiaries to pay, when due (i) all taxes, assessments and other governmental charges or levies imposed upon it or any of its properties or income (including without limitation such as may arise under Section 4062, 4063 or 4064 of ERISA or any similar provisions of law), and (ii) all claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like persons which, if unpaid, might result in the creation of a Lien upon any of its properties.

     SECTION 4.3 COMMISSION AND STOCK EXCHANGE FILINGS. As soon as practicable prior to the filing or distribution thereof (but in no event later than two business days prior to the proposed date of the filing or distribution thereof), the Company will deliver to the Purchaser a copy of (i) all regular or periodic reports which the Company or any of its Subsidiaries propose to file with the Commission or any national securities exchange, and (ii) all reports, proxy statements and financial statements proposed to be delivered or sent by the Company to its stockholders or by any of its Subsidiaries to its stockholders other than the Company.

     SECTION 4.4 NOTICE OF CERTAIN EVENTS. The Company agrees to provide written notice to the Purchaser immediately upon the occurrence of any event having a material adverse effect on the Company's business or operations or upon the Purchaser's rights under this Agreement or the Note.

     SECTION 4.5 COMPLIANCE WITH LAWS. The Company will, and will cause its Subsidiaries to, comply with all applicable statutes, rules, regulations and orders of all governmental authorities, with respect to the conduct of its business and the ownership of its properties, if failure to so comply, individually or in the aggregate, may have a material adverse effect on the condition, financial or otherwise, of the Company and its Subsidiaries on a consolidated basis.

     SECTION 4.6 SECURITIES ACT REGISTRATION STATEMENTS. The Company covenants that it will not file any registration statement under the Securities Act or any comparable statement under any similar federal statute then in force, covering any public offering of debt or equity securities, unless the Company shall first have given to the Purchaser notice thereof. The Company covenants that it will give the Purchaser prior written notice of the proposed filing of any registration statement pursuant to the requirements of Section 12 of the Exchange Act relating to any class of securities of the Company or any application to register such securities.

     SECTION 4.7 USE OF PROCEEDS OF NEW FINANCINGS. The Company agrees that it shall use all proceeds (net of selling costs) of any equity or debt financings by it or any of its Subsidiaries (other than refinancings of existing indebtedness in the amount of such indebtedness, and financings for capital expenditures to the extent permitted by Section 5.6), within five business days of the receipt of such proceeds, or, solely with respect to the approximately $600,000 of proceeds receivable from Q Lube, Inc. pursuant to existing agreements, within 90 calendar days of the receipt of such proceeds from Q Lube, Inc., to prepay the Note or to repay other Indebtedness of the Company to the Purchaser, as the Purchaser may direct. None of the Company's Subsidiaries shall sell or commit to issue any equity securities.


                            ARTICLE V

                       NEGATIVE COVENANTS

     The Company covenants and agrees that, except as contemplated by this Agreement, from the date hereof until the Note has been paid in full:

     SECTION 5.1 AUTHORIZED SHARES. The Company will maintain a sufficient number of authorized and unissued shares of Common
Stock in order to issue at least 1,000,000 shares to the Purchaser upon conversion of the Note in accordance with Article
VII hereof.

     SECTION 5.2 INDEBTEDNESS. The Company will not, and will not permit any of its Subsidiaries to, incur any Indebtedness, exceeding $25,000 in the aggregate, other than

Indebtedness which is junior to the Note and the Old Notes in right of payment, or indebtedness to trade creditors or for accounts payable incurred in the normal course of business.

     SECTION 5.3 LIENS. The Company will not, and will not permit its Subsidiaries to, create, incur or suffer to exist, any Lien upon any of the property, real, personal or mixed, tangible or intangible, of the Company or its Subsidiaries, which secures Indebtedness, singly or in the aggregate, in an amount greater than $25,000.

     SECTION 5.4 DIVIDEND PAYMENTS. The Company will not, and will cause each of IES, Gagon Brothers Mechanical Contractors, Inc. ("Gagon"), NRG Fuels, Inc. ("NRG") and Interline Crude Gathering Company ("ICGC") not to, declare or authorize or commit to pay any dividends or other distributions on any equity securities issued by the Company, IES, Gagon, NRG or ICGC whether in cash, property, securities or otherwise, and whether by dividend, repurchase, redemption, reclassification or otherwise (except for dividends by the Company in the form of common stock).

     SECTION 5.5 TRANSACTIONS WITH AFFILIATES. The Company will not, and will not permit any of its Subsidiaries to, (i) make any loan or advance or otherwise extend credit to any of their respective Affiliates, or (ii) enter into any other transaction with any of their respective Affiliates, in each such case, upon terms and conditions less favorable to the Company or its Subsidiaries than the terms and conditions which would apply in a similar transaction with a person other than such Affiliate; provided, however, that the Company may advance funds to Interline Hydrocarbon, Inc. in an aggregate amount (together with all amounts advanced to Interline Hydrocarbon, Inc. from January 1, 1996 to the date hereof) not to exceed $1,100,000 . Neither the Company nor any of its Subsidiaries will pay or commit to pay cash compensation on an annualized basis to Michael Williams aggregating more than the total cash amounts paid to Mr. Williams during 1995.

     SECTION 5.6 LIMITATIONS ON CAPITAL EXPENDITURES. Except as set forth on Schedule 5.6, the Company and its Subsidiaries shall not spend or commit to spend more than $25,000 in the aggregate in respect of "Capital Expenditures" (other than expenditures which the Company and its Subsidiaries, as of the date hereof, are irrevocably contractually committed to make and which are not avoidable without substantial monetary penalty). As used herein, the term "Capital Expenditures" means any expenditures which, in accordance with generally accepted accounting principles, are not categorized as expenses and, without limiting the foregoing, shall include any investments in equity or debt securities or partnership interests and any expenditures which must be amortized under generally accepted accounting principles (including expenditures for plant, equipment, additions or improvements thereto). The Company and its Subsidiaries shall not alter in any way their business practices in effect prior to the date hereof in order to convert what in accordance with past practice would have resulted in Capital Expenditures into an expense, such as rental or lease fees for plant or equipment, or otherwise structure transactions in order to circumvent the objectives of this Section.

          SECTION 5.7 NO MERGERS, ETC. The Company will not, and will not permit any of its Subsidiaries to (i) consolidate or merge with any entity, (ii) issue, pledge or sell, or authorize the issuance, pledge or sale of additional shares of capital stock or other securities (including debt securities) of any class or series, including, without limitation, securities exchangeable for or convertible into capital stock or any calls, commitments, rights, warrants or options to acquire any securities or capital stock, (iii) sell, lease, or otherwise dispose of assets having a value, singly or in the aggregate, in excess of $25,000, (iv) liquidate or dissolve, or (iv) agree or otherwise commit to do any of the foregoing.

     SECTION 5.8 LIABILITIES; CONTRACTS. The Company will not, and will not permit any Subsidiary to, pay, discharge or satisfy any claims or liabilities, whether or not absolute, accrued, contingent, determined or determinable except in accordance with their terms as in effect on the date hereof or waive modify or change any existing right, concession, license, lease, contract, commitment or agreement, in each case relating to the delivery of goods or performance of services in an amount in excess of $25,000, or sell or otherwise dispose of any right or privilege accruing to the Company and its Subsidiaries, in each case relating to the delivery of goods or performance of services having a value in excess of $25,000.

     SECTION 5.9 REPRESENTATIONS AND WARRANTIES. The Company will not, and will not permit any Subsidiary to, take any action or fail to take any action that would cause any of the representations and warranties contained in Article II to be untrue at the date made or any future date or would result in any of the conditions to the consummation of the transactions contemplated hereby not being fulfilled.

     SECTION 5.10 EMPLOYMENT ARRANGEMENTS. The Company will not, and will not permit any Subsidiary to, increase the compensation or benefits payable or to become payable to any employee, or pay any benefit not required by any existing plan or arrangement or grant any severance or termination pay to any employee (except pursuant to existing agreements or policies), or enter into or amend any employment agreement or establish, adopt, enter into, or amend or fund any payments owing under, or accelerate the vesting of any benefits under, any Company benefit plan, except in each case to the extent required by applicable law.

     SECTION 5.11 NEGOTIATIONS AND AGREEMENTS. The Company will not, and will not permit any Subsidiary to, negotiate with respect to, or authorize or agree, in writing or otherwise, to take, any of the actions specified in this Article V.


                           ARTICLE VI

                 EVENTS OF DEFAULT AND REMEDIES

     SECTION 6.1 EVENTS OF DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

          (a) Nonpayment of the Note. If the Company fails to pay (i) the principal on the Note when and as the same becomes due and payable, whether at maturity thereof, or subject to
SECTION 6.3 hereof in accordance with a prepayment notice, or otherwise, or (ii) the interest on the Note when and as the same becomes due and payable; or

          (b) Nonpayment of Old Notes. If the Company fails to pay (i) the principal on the Old Notes when the same becomes due and payable, whether at maturity thereof, or upon acceleration thereof, or (ii) the interest on the Old Notes when the same becomes due and payable to the Purchaser under the Old Agreements when the same becomes due and payable; or

          (c) Negative Covenants. If the Company fails to perform or observe any covenant contained in Article V and such failure shall have continued for 10 business days, provided, however, that if such failure is incapable of cure then the Event of Default shall occur upon such failure; or

          (d) Other Covenants. If the Company fails to perform or observe any other of the covenants, conditions or agreements on the part of the Company set forth in this Agreement, the Note or the Amended and Restated Pledge Agreement, and such failure shall have continued for 30 days, provided, however, that if such failure is incapable of cure then the Event of Default shall occur upon such failure; or

          (e) Misrepresentations. If any representation, warranty or statement made by the Company in this Agreement, the Note, the Warrant, the Amended and Restated Pledge Agreement or in any certificate or other instrument delivered to the Purchaser pursuant to this Agreement, shall be incorrect in any material respect as of the time when made; or

          (f) Voluntary Bankruptcy and Insolvency Proceedings. If the Company or any of its Subsidiaries shall file a petition in bankruptcy or for reorganization or for an arrangement or any composition, readjustment, liquidation, dissolution or similar relief pursuant to Title 11 of the United States Code or under any similar present or future federal law or the law of any other jurisdiction or shall be adjudicated a bankrupt or insolvent, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or any of its Subsidiaries or for all or any substantial part of its property, or shall make a general assignment for the benefit of its creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall take any corporate action in furtherance of any of the foregoing; or

          (g) Adjudication of Bankruptcy. If a petition or answer shall be filed proposing the adjudication of the Company or any of its Subsidiaries as bankrupt or its reorganization or arrangement, or any composition, readjustment, liquidation, dissolution or similar relief with respect to it pursuant to Title 11 of the United States Code or under any similar present or future federal law or the law of any other jurisdiction, and the Company or any of its Subsidiaries, as the case may be, shall consent to or acquiesce in the filing thereof, or such petition or answer shall not be discharged or denied within 60 days after the filing thereof; or

          (h) Breach of Stock Purchase Agreement. If the Company shall breach any of the obligations or covenants set forth in the Common Stock Purchase and Sale Agreement dated as of October 28, 1994 by and between the Company and the Purchaser (other than the repayment prior to the date hereof by the Company of a $90,000 loan from Michael Williams and of loans of approximately $27,500 to two other officers); or

          (i) Breach of Amended and Restated Pledge Agreement. If either the Company or IES, Inc. shall breach any of the obligations or covenants set forth in the Amended and Restated Pledge Agreement dated as of the date hereof among the Company, IES, Inc. and the Purchaser; or

          (j) Breach of Old Note Purchase Agreements. If the Company shall fail to perform or observe any of the obligations or covenants set forth in the Old Note Purchase Agreements and such failure shall have continued for 30 days, provided, however, that if such failure is incapable of cure then the Event of Default shall occur upon such failure; or

          (k) Sale of New Re-Refining Units. If (i) during the period commencing on the date hereof and ending on December 31, 1996, the Company shall not have entered into definitive agreements on such terms and subject to such conditions as shall be satisfactory to the Purchaser, for the sale by the Company of at least two of the Company's oil re-refining units (each a "Unit"), or (ii) during the period commencing on the date hereof and ending on June 30, 1997 the Company shall not have entered into definitive agreements on such terms and subject to such conditions as shall be reasonably satisfactory to the Purchaser, for the sale by the Company of a total of at least four Units.

     SECTION 6.2 ACCELERATION OF MATURITY. If any Event of Default shall be continuing, the Purchaser may, by notice to the Company, declare the entire outstanding principal of the Note, and all accrued and unpaid interest thereon, to be due and payable immediately, and upon any declaration the entire outstanding principal of the Note and said accrued and unpaid interest shall become and be immediately due and payable, without presentment, demand, protest or other notice whatsoever, all of which are hereby expressly waived, anything in the Note or in this Agreement to the contrary notwithstanding, provided that if an Event of Default under clause (f) or (g) of SECTION 6.1 shall have occurred, the outstanding principal of the Note, and all accrued and unpaid interest thereon, shall immediately become due and payable, without any declaration and without presentment, demand, protest or other notice whatsoever, all of which are hereby expressly waived, anything in the Note or this Agreement to the contrary notwithstanding.

     SECTION 6.3 OTHER REMEDIES. If any Event of Default shall be continuing, the Purchaser may enforce its rights by suit in equity, by action at law, or by any other appropriate proceedings, whether for the specific performance (to the extent permitted by law) of any covenant or agreement contained in this Agreement or in the Note or in aid of the exercise of any power granted in this Agreement or in the Note and may enforce the payment of the Note and any of its other legal or equitable rights.

     SECTION 6.4 CONDUCT NO WAIVER, COLLECTION EXPENSES. No course of dealing on the part of the Purchaser, nor any delay or failure on the part of the Purchaser to exercise any of its rights, shall operate as a waiver of such right or otherwise prejudice the Purchaser's rights, powers and remedies. If the Company fails to pay, when due, the principal of, or the interest on the Note, or if the Company fails to comply with any other provision of this Agreement, the Company will pay to the Purchaser, to the extent permitted by law, on demand, such further amounts as shall be sufficient to cover the costs and expenses, including but not limited to reasonable attorneys' fees, incurred by the Purchaser in collecting any sums due on the Note or in otherwise enforcing any of his rights.

     SECTION 6.5 REMEDIES CUMULATIVE. No right or remedy conferred upon or reserved to the Purchaser under this Agreement is intended to be exclusive of any other rights or remedy, and every right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing under applicable law. Every right and remedy given by this Agreement or by applicable law to the Purchaser may be exercised from time to time and as often as may be deemed expedient by the Purchaser, as the case may be.

     SECTION 6.6 COOPERATION BY THE COMPANY. To the extent that it lawfully may, the Company agrees that it will not at any time insist upon or plead, or in any manner whatever claim or take any benefit or advantage of any applicable present or future stay, extension or moratorium law, which may affect observance or performance of the provisions of this Agreement, the Note or the Amended and Restated Pledge Agreement; nor will it claim, take or insist upon any benefit or advantage of any present or future law providing for the valuation or appraisal of any security for the Note prior to any sale or sales thereof which may be made under or by virtue of any instrument governing the same; nor will it, after any such sale or sales, claim or exercise any right, under any applicable law, to redeem any portion of such security so sold.


                           ARTICLE VII

                        CONVERSION RIGHT

     SECTION 7.1 CONVERSION PRIVILEGE. The unpaid principal amount of the Note may, at the election of the Purchaser, at any time after August 15, 1996 and prior to December 31, 1996 or after an Event of Default, be converted in whole or in part into fully paid and nonassessable shares of Common Stock at the rate of the lesser of $3.12 per share or 80% of the average closing price for shares of the Common Stock for the five consecutive trading days preceding the date of the Purchaser's written election of conversion. (In any conversion, each dollar of principal amount of the Note shall be applied on a dollar-for-dollar basis against the conversion rate.)

     SECTION 7.2    MANNER OF CONVERSION.

          (a) Conversion of Note. At any time after August 15, 1996 and prior to December 31, 1996 or after an Event of Default, the Note may be converted by the Purchaser by surrender of such Note (except as provided in the last sentence of this paragraph), with the notice of conversion affixed thereto duly executed by the Purchaser, to the Company at its principal office at 160 West Canyon Crest Drive, Alpine, Utah (or at such other office as the Company shall designate to the Purchaser from time to time). The conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the Note shall have been so surrendered to the Company or the endorsement referred to in the next sentence has been made, as the case may be. If the Purchaser elects to convert less than all of the Note, then the Note shall not be surrendered but the Purchaser shall endorse an appropriate adjustment on the loan and repayment schedule attached to the Note reflecting as the principal amount thereafter outstanding the principal amount of the Note not converted into Common Stock.

          (b) Accrued Interest. Within five days after the conversion of the Note, the Company will pay to the Purchaser all accrued and unpaid interest on the principal amount so converted to and including the date of conversion, without any adjustment of such interest in respect of any dividend or other distribution payable on the Common Stock issued upon such conversion.

     SECTION 7.3 DELIVERY OF STOCK CERTIFICATES. As promptly as practicable after the conversion of the Note, and in any event within five days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will issue, authenticate and deliver the certificate or certificates for the number of shares of Common Stock issuable upon such conversion. All shares of the Common Stock which shall be so deliverable shall be duly and validly issued and fully paid and nonassessable. Each certificate shall bear the following legend:
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR APPLICABLE STATE SECURITIES LAWS, AND ACCORDINGLY, MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER SUCH ACT AND SUCH LAWS OR PURSUANT TO AN EXEMPTION THEREFROM.

     SECTION 7.4 COVENANT TO RESERVE SHARES FOR CONVERSION. The Company covenants that it will at all times reserve and keep available, free from preemptive rights, out of its authorized Common Stock and/or shares of its Common Stock then owned or held by or for the account of the Company, solely for the purpose of delivery upon conversion of the Note as provided in this Article VII, 1,000,000 shares of Common Stock.

     SECTION 7.5    COMPLIANCE WITH GOVERNMENTAL REQUIREMENTS.
If any shares of Common Stock required to be reserved for purposes of conversion of the Note hereunder require registration with or approval of any governmental authority under any federal or state law, or listing upon any national securities exchange, before such shares may be issued upon conversion, the Company will in good faith and as expeditiously as possible endeavor to cause such shares to be duly registered, approved or listed, as the case may be.

     SECTION 7.6 SPECIAL AGREEMENTS OF THE COMPANY. The Company covenants and agrees that the Company will not, by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, issue or sale of securities or otherwise, avoid or take any action which would have the effect of avoiding the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in carrying out all of the provisions of this Article VII.

     SECTION 7.7 NOTIFICATIONS BY THE COMPANY. In case at any time:

          (a) the Company shall declare upon the Common Stock any dividend or other distribution to the holders of the Common
Stock;

          (b) the Company shall make an offer for subscription pro rata to the holders of the Common Stock of any additional shares of stock of any class or other rights;

          (c) the Board of Directors of the Company shall authorize any capital reorganization, or reclassification of the capital stock of the Company, or consolidation of the Company or merger of the Company with, or sale of all or substantially all of its assets to, another person;

          (d) the Board of Directors of the Company shall authorize a voluntary dissolution, liquidation or winding-up of the Company; or

          (e) the Company shall become subject to involuntary dissolution, liquidation or winding-up;

then, in any one or more of such cases, the Company shall give notice to the Purchaser of the date on which (i) the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or (ii) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up shall take place or be voted upon by stockholders of the Company, as the case may be. Such notice shall also specify the date as of which the holders of record of the stock shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, as the case may be. Such notice shall be given not less than 30 and not more than 90 days prior to the action in question and not less than 30 and not more than 90 days prior to the record date or the date on which the Company's transfer books are closed in respect thereto, and such notice shall state that the action in question or the record date is subject to the effectiveness of a registration statement under the Securities Act or to a favorable vote of stockholders, if either is required.

     SECTION 7.8    NO DILUTION.  If the Company:

     (a) (i) makes a distribution in respect of the Common Stock in shares of Common Stock, (ii) subdivides the outstanding shares of Common Stock or (iii) combines the outstanding shares of Common Stock into a smaller number of shares, in each case whether by reclassification or recapitalization (including reclassification or recapitalization by way of merger or consolidation); or

     (b) issues to holders of shares of Common Stock as a dividend or distribution, (including by way of reclassification or recapitalization), any right or warrant to purchase shares of Common Stock, or any security convertible into shares of Common Stock; or

     (c) (i) issues, sells or exchanges shares of Common Stock for a cash price less than the fair market value of such Common Stock on the date of such issuance, sale or exchange, or (ii) issues, sells or exchanges shares of Common Stock for property or a combination of cash and property; or

     (d) makes a distribution in respect of the Common Stock by way of dividend, distribution, reclassification or recapitalization (including by way of merger or consolidation), or redeems or repurchases any Common
          Stock;

then the Company shall promptly adjust the number of shares of Common Stock to be received upon conversion hereunder so that the fair market value of the shares to be received by the Purchaser following any of the events described in (a)-(d) above and the adjustment is equal to the fair market value of the shares that would have been received by the Purchaser if conversion had taken place immediately prior to such event and adjustment.


                          ARTICLE VIII

         REGISTRATION AND TRANSFER OF RESTRICTED SHARES

     SECTION 8.1 REGISTRATION ON REQUEST. (a) Request by the Purchaser. Upon the written request of the Purchaser requesting that the Company effect the registration under the Securities Act of all or part of the Restricted Shares and specifying the intended method of disposition thereof, the Company thereupon will, as soon as practicable but in no event later than 120 days after such request, effect the registration under the Securities Act of the Restricted Shares which the Company has been so requested to register. The Company shall be obligated to effect only one registration upon request of the Purchaser pursuant to this SECTION 8.1 and only during such time as a public market exists. The Company shall not grant to any person the right to request the Company to, nor shall the Company include in any registration pursuant to this SECTION 8.1, any securities of the Company other than the Restricted Shares.

          (b) Registration Statement Form. A registration requested pursuant to this SECTION 8.1 shall be effected by the filing of a registration statement on Form S-1 or such other form as may be available (other than a Form S-8), in the sole discretion of the Company.

          (c)  Expenses.  The Company will pay all Registration
Expenses in connection with registration requested pursuant to this SECTION 8.1.

          (d) Effective Registration Statement. A registration requested pursuant to this SECTION 8.1 will not be deemed to have been effected unless it has been declared effective by the Commission; provided that if, after it has become effective, the offering of Restricted Shares pursuant to such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or any other governmental or administrative agency or any court prevents or otherwise limits the sale of Common Stock pursuant to the registration, such registration will be deemed not to have been effected. If (i) a registration requested pursuant to this SECTION 8.1 is deemed not to have been effected or (ii) the registration requested pursuant to this SECTION 8.1 does not remain effective for a period of at least 180 days and less than all the registered shares were sold, then the Company shall remain obligated to effect one registration pursuant to this SECTION 8.1, except if the registration did not become effective or remain effective solely as a result of bad faith actions of the Purchaser.

          (e) Selection of Underwriters. If a requested registration pursuant to this SECTION 8.1 involves an underwritten offering, the Purchaser shall have the right but not an obligation to designate the managing underwriter and the Company shall have the right to approve the managing underwriter designated by the Purchaser, which approval shall not be unreasonably withheld.

     SECTION 8.2 INCIDENTAL REGISTRATION. (a) Right to Include Restricted Shares. If the Company at any time proposes to register any of its securities under the Securities Act (other than a registration on Form S-8 or any successor form and other than in connection with a Rule 145(a) transaction and other than pursuant to a registration under SECTION 8.1), whether or not for sale for its own account, it will, each such time, give prompt written notice, but in any event at least 20 days prior written notice prior to registration, to the Purchaser, of its intention to do so and of the Purchaser's rights under this SECTION 8.2. Upon the written request of the Purchaser made within 10 business days after the receipt of any such notice (which request shall specify the intended number of Restricted Shares to be disposed of by the Purchaser and the intended method of disposition thereof), the Company will effect the registration under the Securities Act of all Restricted Shares which the Company has been so requested to register by the Purchaser, to the extent requisite to permit the disposition (in accordance with such intended methods thereof) of the Restricted Shares to be so registered; provided, that (i) if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register such securities, the Company must give written notice of such determination to the Purchaser and, thereupon, shall be relieved of its obligation to register any Restricted Shares in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of the Purchaser under SECTION 8.1 and (ii) if a registration requested pursuant to this SECTION 8.2 shall involve an underwritten public offering, the Purchaser may elect, in writing at least 30 days prior to the effective date of the registration statement filed in connection with such registration, not to register any Restricted Shares in connection with such registration. No registration effected under this SECTION 8.2 shall relieve the Company of its obligation to effect registration upon the request under SECTION 8.1 herein.

          (b) Priority in Incidental Registrations. If a registration pursuant to this SECTION 8.2 involves an underwritten offering and the managing underwriter advises the Company in writing that, in its opinion, the number of securities requested to be included in such registration pursuant to this
SECTION 8.2 and pursuant to any other rights granted by the Company to holders of its securities to request inclusion of any such securities in such registration exceeds the number which can be sold in an orderly manner in such offering, the Company shall include in such registration, pro rata among the Purchaser on the basis of the number of Restricted Shares requested by the Purchaser to be included and all other holders of Common Stock of the Company who have incidental registration rights and who have requested that their shares be so included, the number of shares so requested to be included which in the reasonable opinion of such underwriter can be sold.

          (c) Expenses. The Company will pay all Registration Expenses in connection with registration of Restricted Shares requested to be registered pursuant to this SECTION 8.2, provided, however, that the Company shall not be obligated to pay Registration Expenses in connection with more than two registrations of Restricted Shares requested pursuant to SECTION
8.2 (not including any registrations in which the Company determined not to register Restricted Shares). The Company shall not have fulfilled its obligation to pay Registration Expenses in connection with a registration requested pursuant to SECTION 8.2 if (i) the registration did not become effective or (ii) the registration did not remain effective for a period of at least 120 days and less than all of the registered shares were sold, unless the registration did not become effective or remain effective solely as a result of bad faith actions of the Purchaser.

     SECTION 8.3    REGISTRATION PROCEDURES.  If and whenever the
Company is required to effect or cause the registration of any Restricted Shares under the Securities Act as provided in this Agreement, the Company will, as expeditiously as possible:

          (a) prepare and, in any event within 60 days after the end of the period within which requests for registration may be given to the Company, file with the Commission a registration statement with respect to such Restricted Shares and, within 90 days after the date a request for registration was first given, cause such registration statement to become effective, provided, however, that the Company may discontinue any registration of its securities which is being effected pursuant to SECTION 8.2 herein at any time prior to the effective date of the registration statement relating thereto;

          (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period not in excess of 120 days and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the Purchaser set forth in such registration statement;

          (c) furnish to the Purchaser such number of copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and summary prospectus), in conformity with the requirements of the Securities Act, and such other documents as the Purchaser may reasonably request in order to facilitate the disposition of the Restricted Shares by the Purchaser;

          (d) register or qualify such Restricted Shares covered by such registration statement under such other securities or blue sky laws of such jurisdictions which apply, and do any other acts and things which may be necessary or advisable to enable the Purchaser to consummate the disposition in such jurisdiction of the Restricted Shares owned by the Purchaser;

          (e) cause such Restricted Shares covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Purchaser to consummate the disposition of such Restricted Shares;

          (f) immediately notify the Purchaser, at any time when a prospectus relating to the Restricted Shares is required to be delivered under the Securities Act within the appropriate period mentioned in clause (b) of this SECTION 8.3, of the Company becoming aware that the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and within five days prepare and furnish to the Purchaser a reasonable number of copies of an amended or supplemental prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Restricted Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

          (g) otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first month after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

          (h) to list such Restricted Shares on any securities exchange on which the Common Stock is then listed, if such Restricted Shares are not already so listed and if such listing is then permitted under the rules of such exchange, and to provide a transfer agent and registrar for such Restricted Shares covered by such registration statement not later than the effective date of such registration statement;

          (i) in the case of a registration pursuant to SECTION 8.1, if requested by the Purchaser, enter into such agreements (including an underwriting agreement in customary form) and take such other actions as the Purchaser requests in order to expedite or facilitate the disposition of such Restricted Shares;

          (j) obtain a "cold comfort" letter or letters from the Company's independent public accountants in customary form and covering matters of the type customarily covered by "cold comfort" letters as the Purchaser shall reasonably request; and

          (k) make available for inspection by the Purchaser, by any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by the Purchaser or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause all of the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

          The Purchaser agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in clause (f) of this SECTION 8.3, such holder will forthwith discontinue disposition of Restricted Shares pursuant to the registration statement covering such Restricted Shares until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by clause (f) of this SECTION 8.3, and, if so directed by the Company, such holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Restricted Shares current at the time of receipt of the Company's notice. In the event the Company shall give any such notice, the period mentioned in clause (b) of this SECTION 8.3 shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to clause (f) of this
SECTION 8.3 to and including the date when each seller of Restricted Shares covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by clause (f) of this SECTION 8.3.

     SECTION 8.4    INDEMNIFICATION.

          (a) Indemnification by the Company. In the event of any registration of any securities of the Company under the Securities Act pursuant to SECTION 8.1 or 8.2, the Company agrees to (i) indemnify and hold harmless, to the extent permitted by law, the Purchaser, and any person who participates as an underwriter in the offering or sale of the Restricted Shares against any and all losses, claims, damages or liabilities, joint or several, and expenses to which the Purchaser, or any such underwriter may became subject under the Securities Act, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (aa) any untrue statement or alleged untrue statement contained in the registration statement or amendment or supplement thereto under which such securities were registered under the Securities Act, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or (bb) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) reimburse the Purchaser or underwriter for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement or amendment or supplement thereto or in any such preliminary, final or summary prospectus in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by the Purchaser specifically stating that it is for use in the preparation thereof; and provided, further, that the Company will not be required to indemnify any person who participates as an underwriter in the offering or sale of Restricted Shares or any other person, if any, who controls such underwriter within the meaning of the Securities Act to the extent that any such loss, claim, damage or liability for which indemnification is claimed results from such underwriter's failure to send or give a copy of the final prospectus to the person asserting an untrue statement or an alleged untrue statement or omission or alleged omission at or prior to the written confirmation of such sale, if such statement or omission was corrected in such final prospectus and the Company has previously furnished copies thereof to such underwriter. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Purchaser or any underwriter and shall survive the transfer of such securities by the Purchaser.

          (b) Indemnification by the Purchaser. The Company may require, as a condition to including any Restricted Shares in any registration statement filed in accordance with this Article VIII, that the Company receive an undertaking reasonably satisfactory to it from the Purchaser, to indemnify and hold harmless (in the same manner and to the same extent as set forth in this SECTION 8.4(b)) the Company, any directors, officers and other controlling persons thereof, and all other prospective sellers with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by the Purchaser specifically stating that it is for use in the preparation of such registration statement, preliminary, final or summary prospectus or amendment or supplement, or a document incorporated by reference into any of the foregoing. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any of the Company's directors, officers or controlling persons and shall survive the transfer of such securities by the Purchaser.

          (c) Notices of Claims. Promptly after receipt by an indemnified party hereunder of written notice of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this SECTION 8.4, such indemnified party will, if a claim in respect thereto is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this SECTION 8.4 except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's judgment a conflict of interest between such indemnified and indemnifying parties exists in respect of such claim, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred in connection with the defense thereof. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability with respect to all claims asserted by the claimant or pleaded or which could have been pleaded in the litigation by the plaintiff.

          (d) Other Indemnification. Indemnification similar to that specified in the preceding subdivisions of this SECTION 8.4 (with appropriate modifications) shall be given by the Company and the Purchaser with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.

          (e) Rule 144. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not then required to file such reports, it will, upon the request of the Purchaser, make publicly available other information), and it will take such further action as the Purchaser may reasonably request, all to the extent required from time to time to enable the Purchaser to sell all or a portion of the Restricted Shares without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any holder of Restricted Shares, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

          (f) Holdback Agreement. (i) If any registration pursuant to SECTION 8.1 shall be in connection with an underwritten public offering, the Purchaser agrees by acquisition of such Restricted Shares not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of any Restricted Shares, and shall not effect any such public sale or distribution of any other equity security of the Company or of any security convertible into or exchangeable for any equity security, of the Company (in each case, other than as part of such underwritten public offering) within seven days before or 90 days after the effective date of such registration, and the Company hereby also so agrees and agrees to cause each other holder of at least 10% of the aggregate number of the shares of Common Stock to so agree.

               (ii) The Company agrees (aa) not to effect any public sale or distribution of its equity securities (other than any such sale or distribution of such securities in connection with any merger or consolidation by the Company or any of its Subsidiaries or the acquisition by the Company or any of its Subsidiaries of the capital stock or substantially all of the assets of any other person or in connection with an employee stock option or other benefit plan), during the seven days prior to, and during the 90-day period beginning on, the effective date of any registration statement in which the Purchaser is participating (except as part of such registration), and (bb) that any agreement entered into after the date of this Agreement pursuant to which the Company issues or agrees to issue any privately placed equity securities, shall contain a provision under which holders of such securities agree not to effect any public sale or distribution of any such securities during such period, including a sale pursuant to Rule 144 under the Securities Act (except as part of such registration, if permitted).


                           ARTICLE IX

                          MISCELLANEOUS

     SECTION 9.1 AMENDMENTS AND WAIVERS. This Agreement may not be changed, modified or discharged orally, nor may any waivers or consents be given orally hereunder, and every such change, modification, discharge, waiver or consent shall be in writing and signed by the person against which enforcement thereof is sought.

     SECTION 9.2 INTEGRATION. This Agreement, the Warrant, the Amended and Restated Pledge Agreement, the Note, the
Guaranty, the Old Note Purchase Agreements and the Old Notes embody the entire agreement and understanding between the Purchaser and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

     SECTION 9.3 SUCCESSORS AND ASSIGNS. All covenants, agreements, statements, representations and warranties in this Agreement or any certificate delivered pursuant hereto by or on behalf of the Company or by or on behalf of the Purchaser shall bind and inure to the benefit of the respective successors and assigns of each party hereto.

     SECTION 9.4 RELIANCE ON AND SURVIVAL OF VARIOUS PROVISIONS. All covenants, agreements, statements, representations and warranties made herein or in any certificate delivered pursuant hereto (i) shall be deemed to be material and to have been relied upon by the Purchaser, notwithstanding any investigation heretofore or hereafter made by the Purchaser or on the Purchaser's behalf, and (ii) shall survive the execution and delivery of the Note and shall continue in full force and effect so long as the Note is outstanding and unpaid provided that all representations and warranties made herein or in any certificate delivered hereto shall speak only as of the date made.

     SECTION 9.5 NOTICES AND OTHER COMMUNICATIONS. All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered, or shall be sent by certified or registered mail, return receipt requested, postage prepaid and addressed (i) if to the Purchaser, c/o Fortress Re, Inc., 292 East Morehead Street, Burlington, North Carolina 27215, or to such other address as may have been furnished to the Company by notice from the Purchaser, with copies to each of Freddy H. Robinson, Bernard Robinson & Company, L.L.P., P.O. Box 19608, Greensboro, North Carolina, 27419 and Peter Golden, Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York, 10004-1980 or (ii) if to the Company, to 160 West Canyon Crest Drive, Alpine, Utah 84004, or to such other address as may have been furnished to the Purchaser. All notices shall be deemed to have been given at the time of the delivery thereof at the address of such persons for purposes of this SECTION 9.5.

     SECTION 9.6 GOVERNING LAW. This Agreement and the Notes shall be construed in accordance with and governed by the laws of the State of North Carolina, without regard to its principles of conflicts of law. If any action or proceeding shall be brought by the Purchaser in order to enforce any right or remedy under this Agreement or under the Note, the Company hereby consents and will submit to the jurisdiction of any state or federal court of competent jurisdiction sitting within the area comprising the Middle District of North Carolina on the date of this Agreement.

     SECTION 9.7 TABLE OF CONTENTS AND HEADINGS. The table of contents and the headings of the various subdivisions hereof are for convenience of reference only and shall in no way modify any of the terms or provisions hereof.

     SECTION 9.8 COUNTERPARTS. This Agreement may be signed by each party hereto upon a separate copy in which event both of said copies shall constitute a single counterpart of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

     SECTION 9.9 EXPENSES. The Company agrees to reimburse the Purchaser for up to $20,000 of his actual out-of-pocket expenses incurred in connection with negotiating and drafting this Agreement, the Note, the Warrant, the Guaranty and the Amended and Restated Pledge Agreement (including the reasonable fees and disbursements of his legal counsel and of his accountant), which amount shall be payable by the Company at the time the Note is repaid or converted.


                            ARTICLE X

                           DEFINITIONS

     In addition to the terms defined elsewhere in this Agreement, except as otherwise specified or as the context may otherwise require, the following terms shall have the respective meanings set forth below whenever used in this Agreement and shall include the singular as well as the plural:

     "Affiliate" shall mean any person (other than the Company's Subsidiaries or the Purchaser) which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Company or any of its Subsidiaries. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise.

     "Commission" shall mean the Securities and Exchange
Commission and any other similar or successor agency of the federal government administering the Securities Act, the Exchange
Act, or the Trust Indenture Act.

     "Common Stock" shall mean and include the Company's authorized common stock, $.005 par value per share, and shall also include any class of the capital stock of the Company hereafter authorized which shall neither (i) be limited to a fixed sum or a percentage of par value in respect of the rights of the holders thereof to receive dividends and to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution, or winding-up of the Company, nor (ii) be subject at any time to redemption by the Company, provided, however, the Common Stock receivable upon conversion of the Note shall include only shares of the capital stock of the Company designated as common stock or shares of any class or classes of the capital stock of the Company resulting from any reclassification or reclassifications of such common stock which are not limited to any such fixed sum or percentage of par value and which are not subject to any such redemption.

     "Conversion Shares" shall mean any Common Stock issued or issuable upon conversion of the Note.

     "ERISA" shall mean the Employee Retirement Income Security
Act of 1974, as amended.

     "Event of Default" shall mean each of the happenings or circumstances enumerated in SECTION 6.1.

     "Exchange Act" shall mean the Securities Exchange Act of
1934, as amended, and any similar or successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "Incur" (including the correlative terms "incurred", "incurring", "incurs", and "incurrence"), when used with respect to any Indebtedness, shall mean create, incur, assume, guarantee or in any manner become liable in respect of (including, without limitation, by operation of law), such Indebtedness.

     "Indebtedness" of any Person shall mean and include, as of any date as of which the amount thereof is to be determined, (i) all items (other than capital items such as capital stock, surplus and retained earnings, as well as reserves for taxes in respect of income deferred to the future and other deferred credits and reserves) which in accordance with generally accepted accounting principles would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person as of such date, (ii) all obligations which are secured by any Lien existing on property owned by such Person whether or not the obligations secured thereby shall have been assumed by such Person, (iii) all obligations (other than cancellation fees) of such Person to purchase any materials, supplies or other property, or to obtain the services of any Person, if the relevant contract or other related document requires that payment for such materials, supplies or other property, or for such services, shall be made regardless of whether or not delivery of such materials, supplies or other property is ever made or tendered or such services are ever performed or tendered, (iv) all obligations of such Person to advance or supply funds to, or to purchase property or services from, any other Person in order to maintain the working capital, net worth or any other balance sheet condition of such other Person or to pay debts, dividends or expenses of such other Person or to assure such other Person or any third party against any liability or loss and (v) guaranties, endorsements and other contingent obligations, direct or indirect, on the part of such Person (other than endorsements of negotiable instruments for collection in the ordinary course of business) for the payment, discharge or satisfaction of Indebtedness of others of the character described in clauses (i), (ii), (iii) and (iv) above, including any agreement, contingent or otherwise, to (x) purchase such Indebtedness of others, or (y) purchase or sell property or services primarily to permit the debtor in respect of such Indebtedness of others to avoid loss, or (z) supply funds to or invest in any such debtor.

     "Lien" shall mean: (i) any interest in property (whether real, personal or mixed and whether tangible or intangible) which secures an obligation owed to, or a claim by, a Person other than the owner of such property, whether such interest is based on the common law, statute or contract, including, without limitation, any such interest arising from a mortgage, charge, pledge, security agreement, conditional sale, trust receipt or deposit in trust, or arising from a consignment or bailment given for security purposes (other than a trust receipt or deposit given in the ordinary course of business which does not secure any obligation for borrowed money),

(ii) any encumbrance upon such property which does not secure such an obligation, and (iii) any exception to or defect in the title to or ownership interest in such property, including without limitation, reservations, rights of entry, possibilities of reverter, encroachments, easements, rights of way, restrictive covenants, licenses and profits a prendre. For purposes of this Agreement, any Person shall be deemed to be the owner of any property which it has acquired or holds subject to a lease or conditional sale agreement or other arrangement pursuant to which title to the property has been retained by or vested in some other Person for security purposes.

     "Person" shall include any individual, a corporation, an association, a partnership, a trust or estate, a government and any agency or political subdivision thereof, or any other entity.

     "Registration Expenses" shall mean any and all expenses incident to performance of or compliance with Article VIII, including, without limitation, (i) all Commission and stock exchange or National Association of Securities Dealers, Inc. registration, filing fees and listing expenses, (ii) all fees and expenses of complying with securities or blue sky laws (including fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of any Conversion Shares), (iii) all printing, messenger and delivery expenses,
(iv) the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits and/or "cold comfort" letters required by or incident to such performance and compliance, (v) the fees and disbursements of counsel retained in connection with such registration by the Purchaser, and (vi) any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, including the fees and expenses of any special experts retained in connection with the requested registration, but excluding underwriting discounts, commissions, insurance charges and transfer taxes, if any.

     "Restricted Shares" shall mean (a) the Warrant, (b) the Warrant Shares and (c) the Conversion Shares. As to any particular Restricted Shares once issued, such securities shall cease to be Restricted Shares when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement,
(ii) such securities shall have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act, (iii) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of them shall not require registration or qualification of them under the Securities Act, or (iv) such securities shall have ceased to be outstanding.

     "Securities Act" shall mean the Securities Act of 1933, as amended, and any similar or successor federal statute, and the rules and regulations of the Commission thereunder, all as the same may be in effect at the time.

     "Solvent" shall mean with respect to any Person on a particular date, on such date (i) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, (ii) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature, and (iv) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which such Person is engaged. In computing the amount of contingent liabilities at any time, it is intended that such liabilities will be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

     "Subsidiary" shall mean, with respect to any Person, any corporation, partnership or other business entity of which more than 50% of the outstanding capital stock (or other ownership interest) having ordinary voting power to elect a majority of the board of directors, managers or other voting members of the governing body of such entity (irrespective or whether at the time capital stock (or other ownership interest) of any other class or classes of such entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, or by one or more other subsidiaries of such Person.

     "Warrant Shares" shall mean any Common Stock issued or issuable upon exercise of the Warrant.

     IN WITNESS WHEREOF, the Purchaser has executed and delivered this Agreement and the Company has caused this Agreement to be executed, sealed, and delivered by its officer thereunto duly authorized.


                              INTERLINE RESOURCES CORPORATION


                              By
                                 --------------------------------
                              Name:  Michael R. Williams
                              Title: Chief Executive Officer and
                                     President




                              -----------------------------------
                                       Maurice D. Sabbah


[SEAL]

                                                        EXHIBIT A

                 INTERLINE RESOURCES CORPORATION

                   9-1/4% SENIOR SECURED NOTE

                      DUE JANUARY 15, 1998

$2,500,000


     FOR VALUE RECEIVED, the undersigned, INTERLINE RESOURCES CORPORATION, a corporation organized and existing under the laws of the State of Utah (herein called the "Company"), hereby promises to pay to MAURICE D. SABBAH, an individual residing in the State of North Carolina, the principal sum of TWO MILLION FIVE HUNDRED THOUSAND DOLLARS, or so much thereof as from time to time may be advanced hereunder pursuant to the terms of that certain Note and Warrant Purchase Agreement, dated the date hereof between the Company and Maurice D. Sabbah (said Note and Warrant Purchase Agreement as amended and modified from time to time, the "Agreement") on January 15, 1998, together with simple interest thereon (computed on the basis of a 360 day year of twelve 30-day months), for each day from the date a Loan is made until it becomes due and payable, at the rate of 9-1/4%, payable semi-annually in arrears on each November 15, and May 15 during the term of the Loans and on January 15, 1998 (each an "Interest Payment Date"), commencing on November 15, 1996 (provided, that any interest payment otherwise due and payable shall be deferred on any Interest Payment Date and added to the principal amount of this Note as of such date as provided below if (i) during the semi-annual period immediately preceding November 15, 1996, the Company has prepaid an aggregate principal amount of the Note equal to $115,625, (ii) during the semi-annual period immediately preceding May 15, 1997, the Company has prepaid an aggregate principal amount of the Note equal to $231,250 and (iii) during the semi-annual period immediately preceding November 15, 1997, the Company has prepaid an aggregate principal amount of the Note equal to $346,875) and to pay interest compounded daily at the rate of 16% per annum on any overdue payment of principal of and accrued but unpaid interest, until the same shall be paid in full.

     Payment of the principal of, and interest on, this Note shall be made, in lawful money of the United States of America in the manner and at the place provided in Article III of the Agreement. Accrued interest at maturity shall be payable at the same time principal is due and payable.

     This Note is issued pursuant to the Agreement. This Note is entitled to the benefits of, and is subject to the terms contained in the Agreement. The provisions of the Agreement are hereby incorporated in this Note to the same extent as if set forth at length herein.

     This Note is subject to prepayment pursuant to the terms and conditions of Article III of the Agreement.

     In case an Event of Default (as defined in the Agreement) shall occur and be continuing, the principal of this Note may become or be declared due and payable in the manner and with the effect provided in the Agreement.

     At any time prior to December 31, 1996, or upon the occurrence of certain events set forth in the Agreement, the principal amount of this Note is convertible in whole or in part into at least 801,282 shares of Common Stock of the Company, on the conditions specified in Article VII of the Agreement, at the option of the holder hereof, upon surrender or appropriate endorsement hereof, and upon the giving of notice of conversion.

          NEITHER THE DEBT REPRESENTED BY THIS NOTE, NOR THE SHARES INTO WHICH THIS NOTE MAY BE CONVERTED, HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR APPLICABLE STATE SECURITIES LAWS, AND ACCORDINGLY, MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER SUCH ACT AND SUCH LAWS OR PURSUANT TO AN EXEMPTION THEREFROM.

     This Note evidences senior indebtedness of the Company, is guaranteed to the extent provided in the Guaranty of Interline Energy Services, Inc., dated the date hereof in favor of Maurice
D. Sabbah and is secured by the stock of certain subsidiaries of the Company to the extent provided in the Amended and Restated Pledge Agreement dated the date hereof between the Company, Interline Energy Services, Inc. and Maurice D. Sabbah. This Note will rank pari passu in right of payment with all other existing and future senior indebtedness of the Company, and will rank senior to all subordinated indebtedness of the Company.

     Annexed hereto and made a part hereof is a schedule (the "Loan and Repayment Schedule") on which shall be shown all Loans made by the holder to the Company pursuant to the Agreement, all accrued interest added to the outstanding principal balance hereof, repayments of principal made by the Company to the holder hereunder and other information provided for on such Loan and Repayment Schedule. The Company hereby appoints the holder as its agent to make an appropriate notation on the Loan and Repayment Schedule (or on a continuation of such Loan and Repayment Schedule) evidencing the date and the amount of each Loan, the date and amount of accrued interest added to the outstanding principal balance hereof, the date and amount of any principal repayment made hereunder or other information provided for on the Loan and Repayment Schedule. Such endorsement shall constitute prima facie evidence of the accuracy of the information set forth thereon; provided, however, that the failure of the holder to make such a notation or any error in such notation shall not affect the obligations of the Company to repay this Note in accordance with its terms.

     Should the indebtedness represented by this Note or any part thereof be collected in any proceeding provided for in the Agreement or be placed in the hands of attorneys for collection, the Company agrees to pay, in addition to the principal, premium, if any, and interest due and payable hereon, all costs of collecting this Note, including reasonable attorneys' fees and expenses.

     IN WITNESS WHEREOF, INTERLINE RESOURCES CORPORATION, has caused this Note to be dated May 15, 1996, and to be executed and sealed on its behalf by its officer thereunto duly authorized.

                              INTERLINE RESOURCES CORPORATION


                              By:  ---------------------------
                                   Michael D. Williams,
                                   Chief Executive Officer and
                                   President

                       LOAN AND REPAYMENT
                 SCHEDULE TO SENIOR SECURED NOTE
                 -------------------------------

                                   Accrued
                                 Interest to
                       Amount    be Added to
                         of      Outstanding  Aggregate
 Amount               Principal   Principal   Principal  Notation
 of Loan     Date       Paid       Balance     Balance    Made By
- --------- ---------   ---------   ---------   ---------  ---------
- --------   --------   --------     --------    --------  --------
- --------   --------   --------     --------    --------  --------
- --------   --------   --------     --------    --------  --------
- --------   --------   --------     --------    --------  --------
- --------   --------   --------     --------    --------  --------
- --------   --------   --------     --------    --------  --------
- --------   --------   --------     --------    --------  --------
- --------   --------   --------     --------    --------  --------

NOTE: Additional pages of this Loan and Repayment Schedule to Senior Secured Note may be attached to the Senior Secured Note by the holder as may be necessary to record certain information regarding each Loan.

                                                        EXHIBIT E

                    FORM OF BORROWING REQUEST
                    -------------------------



                                        [Date]


Maurice D. Sabbah
c/o Fortress Re, Inc.
Burlington, North Carolina  27215

               RE:  Note and Warrant Purchase Agreement (the
               "Agreement"), dated as of May 15, 1996, between the Company and the Purchaser (as defined therein)

Dear Sir:

          Pursuant to Section 3.2 of the Agreement, the Company gives notice of its intention to borrow the aggregate principal
amount of $        on           , 1996.  Capitalized terms used
herein and not otherwise defined shall have the meanings ascribed thereto in the Agreement.

          The Loan requested hereby shall be at the interest rate stated in, and shall be subject to all of the terms and conditions of, the Agreement.

          IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed as of the date first written above.

                                 INTERLINE RESOURCES CORPORATION


                                   By:
                                        -------------------------
                                        Name: Michael R. Williams
                                        Title: Chief Executive
                                               Officer and
                                               President

                                                        EXHIBIT F

            FORM OF BORROWING COMPLIANCE CERTIFICATE
            ----------------------------------------


     I, Michael R. Williams, hereby certify that I am the Chief Executive Officer and President of Interline Resources Corporation, a Utah corporation (the "Company"), and, pursuant to the terms of Section 3.2 of that certain Note and Warrant Purchase Agreement (the "Agreement"), dated as of May 15, 1996, between the Company and Maurice D. Sabbah (capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Agreement), I hereby certify further that, as of the date hereof:

     1.   The representations and warranties set forth in Article
II of the Agreement are true and correct on the date hereof.

     2. No Event of Default has occurred and is continuing or would result from the requested Loan.

     3. The Company is in compliance with the covenants set forth in Articles IV and V of the Agreement.

     4. The amount of the requested Loan does not exceed the aggregate amount payable in respect of the attached Invoices.
The Indebtedness in respect of such Invoices has been incurred by the Company or a Subsidiary of the Company in the ordinary course of business consistent with past practice and is currently due and payable by the Company or such Subsidiary.

                                 INTERLINE RESOURCES CORPORATION


                                   By:
                                       --------------------------
                                        Name: Michael R. Williams
                                        Title: Chief Executive
                                               Officer  and
                                               President


Dated:               , 1996
          -------- --